UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Advanced Medical Institute Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    00764U109
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                                 (CUSIP Number)

                  Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP,
                      345 Park Avenue, New York, NY 10154
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

CUSIP No. 00764U109                   13D                      Page 2 of 6 Pages
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------- ------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huntleigh Investment Fund Limited
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                          (b)
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

            WC
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            St. Lucia
------- ------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
                                 5,104,105
SHARES                   ------- -----------------------------------------------
                         8       SHARED VOTING POWER
BENEFICIALLY                     N/A
                         ------- -----------------------------------------------
OWNED BY EACH            9       SOLE DISPOSITIVE POWER
                                 5,104,105
REPORTING                ------- -----------------------------------------------
                         10      SHARED DISPOSITIVE POWER
PERSON WITH                      N/A
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,104,105
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.4%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Advanced Medical Institute Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Level 1, 204-218 Botany Road, Alexandria, NSW , Australia 2015.

Item 2. Identity and Background.

      (a) This Schedule 13D is filed by Huntleigh Investment Fund Limited ("Huntleigh"), as a shareholder of Advanced Medical Institute Inc.

      (b) Huntleigh's business address and principal office is 49 Micoud Street, Castries, St. Lucia.

      (c) Huntleigh is in the business of investment holdings in various businesses.

      (d) During the past five years, Huntleigh has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, Huntleigh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Huntleigh was organized under the jurisdiction of St. Lucia.

Item 3. Source and Amount of Funds and Other Consideration.

      The Reporting Person purchased the shares of Common Stock covered by this
Schedule 13D using working capital of the Reporting Person. Total consideration paid by the Reporting Person for the shares covered by this Schedule 13D was $6,452,176 in cash.

      670,870 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Oriental Holdings Ltd., dated as of January 7, 2005. Huntleigh purchased the Shares in consideration of $1.15 per share for an aggregate of $771,500 which was fully paid on January 7, 2005.

      795,000 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Honory Trading Ltd., dated as of January 7, 2005. Huntleigh purchased the Shares in consideration of $1.15 per share for an aggregate of $914,250 which was fully paid on January 7, 2005.

      492,500 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Leeds Holdings Limited, dated as of January 7, 2005. Huntleigh purchased the Shares in consideration of $1.15 per share for an aggregate of $566,375 which was fully paid on January 7, 2005.

      707,717 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Glenealy International Ltd., dated as of January 7, 2005. Huntleigh purchased the Shares in consideration of $1.15 per share for an aggregate of $813,875 which was fully paid on January 7, 2005.

                                                               Page 4 of 6 Pages

      579,341 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Glenealy International Ltd., dated as of February 1, 2005. Huntleigh purchased the Shares in consideration of $1.25 per share for an aggregate of $724,176 which was fully paid on February 1, 2005.

      300,000 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Oriental Holdings Ltd., dated as of March 31, 2005. Huntleigh purchased the Shares in consideration of $1.08 per share for an aggregate of $324,000 which was fully paid on March 31, 2005.

      106,667 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Wells Holdings Limited, dated as of October 24, 2005. Huntleigh purchased the Shares in consideration of $1.50 per share for an aggregate of $160,000 which was fully paid on October 24, 2005.

      333,333 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Oriental Holdings Ltd., dated as of October 24, 2005. Huntleigh purchased the Shares in consideration of $1.50 per share for an aggregate of $500,000 which was fully paid on October 24, 2005.

      133,333 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Celebrity International Limited, dated as of October 24, 2005. Huntleigh purchased the Shares in consideration of $1.50 per share for an aggregate of $200,000 which was fully paid on October 24, 2005.

      200,000 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Glenealy International Ltd., dated as of October 24, 2005. Huntleigh purchased the Shares in consideration of $1.50 per share for an aggregate of $300,000 which was fully paid on October 24, 2005.

      t 6 0 785,334 shares of Common Stock of the Company were purchased by Huntleigh pursuant to a Stock Purchase Agreement between Huntleigh and Newham Holdings Ltd., dated as of October 24, 2005. Huntleigh purchased the Shares in consideration of $1.50 per share for an aggregate of $1,178,000 which was fully paid on October 24, 2005.

Item 4. Purpose of Transaction.

      The purpose of the transactions described in Item 3 was to purchase the shares of Common Stock of the Company for investment. Huntleigh does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

                                                               Page 5 of 6 Pages

Item 5. Interest in Securities of the Company.

      (a) Huntleigh is the beneficial owner of an aggregate of 5,104,105 shares of Common Stock, representing approximately 16.4% of the total issued and outstanding shares of Common Stock.

      (b) Huntleigh has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 5,104,105 shares of Common Stock beneficially owned by it individually.

      (c) Other than the acquisition of the shares as reported in this Schedule 13D, Huntleigh has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Materials to be Filed as Exhibits.

      None.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2005                        Huntleigh Investment Fund Limited


                                               By: /s/ Richard Bell
                                                   -----------------------------
                                               Name:   Richard Bell
                                               Title:  Managing Director